

UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

<u>Via E-mail</u>
Roberto Egydio Setubal
Chief Executive Officer
Itau Unibanco Holding S.A.
Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil

   **Re: Itau Unibanco Holding S.A.**
     **Form 20-F for the Fiscal Year Ended December 31, 2011**
     **Filed March 30, 2012**
     **File No. 001-15276**

Dear Mr. Setubal:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Business Overview, page 23</u>
<u>Liquidity Risk Management, page 44</u>

1. We note your disclosure here regarding your contingency plans for critical situations as well as your disclosure on page 135 regarding your "operation reserve". Please revise this section or another section of your future filings as appropriate to address the following:

- Discuss whether you maintain a liquidity pool at either the parent company level or a lower level such as the individual subsidiary, business unit, or country level.
- If so, disclose the amount and types of securities included within this pool.
- Consider providing further granular data about these different liquidity pools.
- Briefly discuss how you manage the reserve levels between these levels as well as any regulatory requirements for minimum amounts at various levels.
- To the extent that there are significant fluctuations in the amount of the liquidity pool intra-period, disclose the weighted average amount of the liquidity pool(s), in addition to the period-end balance(s).

Regulation by Central Bank, page 55
Treatment of Past Due Debts, page 61

2. You disclose here that for purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G, or H. In future filings, please revise this section, or another section as appropriate, to explain the meaning of these classifications, and identify how they relate to your internal classifications of strong, satisfactory, higher risk, or impairment as discussed on page 102.

Item 5. Operating and Financial Review and Prospects, page 114
5A. Operating Results, page 114
Effects of the Global Financial Markets on our Financial Condition and Results of Operations, page 114

3. Please respond to the following regarding the disclosure of your exposure to certain European nations:

- It is not clear whether the amounts presented here represent your gross exposure or your net exposure after taking into account guarantees, collateral, impairments, etc. Please revise your future filings to clarify whether such amounts are net or gross. To the extent such amounts are presented on a net basis, please expand your presentation to also disclose your exposure on a gross basis. See CF Disclosure Guidance: Topic No. 4 European Sovereign Debt Exposures for further guidance.
- We note your disclosure that you had a 19.04% equity interest in Banco BPI S.A. at December 31, 2011. You also disclose that Banco BPI had sovereign securities issued by governments of the GIIPS Countries in its portfolio classified as available-for-sale for which carrying amount exceeded fair value and with respect to which you recognized your interest in such unrealized loss representing an amount in accumulated other comprehensive income of R$ 245 million as of December 31, 2011. Please tell us specifically what countries these securities relate to and how such securities have been considered for impairment. Also, clarify whether such disclosure is meant to convey that the carrying value exceeded the fair value of the securities by R$ 245 million or if the R$ 245 million represents your 19.04% interest in the excess of their carrying value over

fair value.  Please also clarify whether you mean these amounts are recorded in your accumulated other comprehensive income or in the accumulated other comprehensive income of Banco BPI.

Results of Operations for the Year Ended December 31, 2011 compared to Year Ended December 31, 2010, page 119
Highlights, page 119

4. In your future filings, please revise this section or another section as appropriate to more clearly and specifically address the recent trends in your loan portfolio, credit quality, and allowance ratios.

- Clearly explain the reasons for the significant growth in your various loan portfolios of the last few years.  Clearly address any changes in underwriting standards on particular portfolios or specific underwriting initiatives.
- More clearly address the recent growth in your nonperforming loans, impaired loans, and renegotiated loans, as well as the decreases in your coverage ratios. Identify the reasons for these increases and how you considered the increases in such balances and decreases in the coverage ratios in your allowance for loan losses.

5F. Tabular Disclosure of Contractual Obligations, page 146

5. It is not clear whether your table of contractual obligations includes or excludes the related interest expense on your long-term debt obligations.  Please revise this table in future filings to include estimated interest payments on your long-term debt and interest-bearing deposits, and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on your interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Consolidated Financial Statements

2.4 Summary of Main Accounting Practices, page F-15
VIII – Allowance for Loan Losses, page F-23
Reversal, Write-off, and Renegotiation, page F-26

6. You disclose here that "Renegotiated loans are not considered to be in default.  In subsequent periods, the asset is considered and disclosed as non-performing loan, when the renegotiated terms are not met."  Please revise your future filings to address the following regarding this disclosure:

- Clarify how many payments must be received after a loan is renegotiated before you remove it from nonperforming and nonaccrual status.

- Clarify how many payments must be missed for a renegotiated loan to be returned to nonaccrual status.

o) Insurance Contracts and Private Pension, page F-30

7.  We note your policy disclosure here as well as your disclosure on page F-37 that you did not change your accounting policies for insurance contracts upon your transition to IFRS. Revise your insurance policy footnote in future filings to clearly identify which GAAP you are continuing to apply for your insurance contracts (BR GAAP or US GAAP).

2.5. Transition to IFRS, page F-36
a.XV) Hedge accounting, page F-38

8.  We note your disclosure that an entity should not apply hedge accounting (as defined by IAS 39) in its consolidated balance sheet at the transition date if the instrument did not qualify as a hedge in accordance with IAS 39. Further, as a result of this requirement, hedge accounting was not applied for IFRS purposes on the transition date to certain hedge relationships that meet the criteria for hedge accounting in BRGAAP, but that do not meet all requirements of IAS 39 as of such date. Please tell us the following:

    - Tell us the hedging relationships (hedging instruments and hedged items) and types of hedges (i.e. cash flow, fair value, etc.) that were discontinued after your transition to IFRS.
    - Tell us your current accounting treatment of the derivatives and hedged items for which hedge accounting was discontinued upon adoption of IFRS.
    - Please clarify the financial statement impact of this change, since it is not clear from the reconciliation provided on page F-39.

9.  You disclose that IAS 39 requires the valuation of all derivative financial instruments at fair value, as well as the elimination of deferred gains or losses, recognized as assets or liabilities under BRGAAP prior to IFRS. However, it is not clear whether this requirement had an impact on your transition to IFRS. Please clarify the extent of the impact of such guidance.

Summary of the main differences between USGAAP and IFRS, page F-45
c.VI) Difference in consolidation between Variable Interest Entities (VIEs) (USGAAP) and Joint Ventures (IFRS), page F-46

10. We note your disclosure that under IFRS, the interests held by an entity may not be defined as VIEs and that you "analyze these interests in accordance with IAS 31 requirements and conclude that these entities fall into the category of Joint Ventures" because the main operating and financial decisions in these entities are made jointly with other stockholders. Given that it appears that the power to direct the activities of a VIE that most significantly impact the VIEs economic performance is shared, please tell us

how you determined that you should consolidate these VIEs under US GAAP.  See ASC 810-10-05-8A.

Note 30 - Fair Value of Financial Instruments, page F-127

11. We note your disclosure that your "Other financial assets" has the same carrying and fair value.  Please tell us and disclose in future filings the composition of your other financial assets and why you believe that carrying value approximates fair value.

Note 31 – Provisions, Contingencies, and Other Commitments, page F-133

12. We note your disclosure around your escrow deposits.  In future filings, please revise to clarify how these amounts are reflected in your financial statements and the nature of any restrictions associated with these accounts.

Note 35 – Management of Financial Risks, page F-149
7. Renegotiated Loan Operations, page F-157

13. In future filings, please revise this section or your MD&A, as appropriate, to address the following:

- Explain the various types of renegotiation programs you engage in, and quantify the amount of loans modified under each program.
- Quantify your redefault rates.
- Clarify how you consider redefaults (both at the time of the renegotiation as well as the time of the redefault) in determining the amount of your allowance.
- Discuss any trends you are experience within your renegotiated loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3494 if you have any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief